UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March 2023
Commission File Number 333-262328

Sands China Ltd.
(Exact name of registration as specified in its charter)

The Venetian Macao Resort Hotel, L2 Executive Offices
Estrada da Baía de N. Senhora da Esperança, s/n
Macao
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Sands China Ltd. (the “Company”) hereby announces that it will voluntarily file a Form 15F as of the date hereof with the United States Securities and Exchange Commission (the “SEC”) to terminate its reporting obligations under Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) with respect to the Company’s 2.300% Senior Notes due 2027, 2.850% Senior Notes due 2029 and 3.250% Senior Notes due 2031.

Subject to any objection from the SEC, the termination of the reporting obligations will become effective 90 days after the filing of Form 15F with the SEC, or within such shorter period as the SEC may determine. Upon the filing of the Form 15F, the Company’s reporting obligations under the Exchange Act will be immediately suspended pursuant to the rules of the SEC.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sands China Ltd.

Date: March 31, 2023	By:	/s/ Dylan James Williams
	Name:	Dylan James Williams General Counsel and Company Secretary